March 2, 2018

Securities and Exchange Commission Division of Investment Management Attn: Samantha Brutlag, Senior Counsel 100 F Street, N.E. Washington, D.C. 20549
Re:	Mutual Fund Series Trust – Catalyst/Exceed Defined Shield Fund

Dear Ms. Brutlag:

We have had several conversations regarding the SEC staff’s position on the use of the term “shield” in a fund’s name. During a telephone conference on February 21, 2018, you indicated that, with respect to the Catalyst/Exceed Defined Shield Fund (the “Fund”), a series of Mutual Fund Series Trust (the “Registrant”), the staff did not object to the Fund’s use of “shield” in its name. You requested the Fund enhance existing disclosures in its next post-effective amendment filing to bolster the disclosure regarding loss protection to note that even though the strategy seeks to provide protection for large losses in the equity portion of the portfolio, an investor could still lose money on the fixed income portion such that the total loss in the portfolio as a whole may be more than 12.5%. The Registrant has indicated that it will review the Fund’s existing disclosures and provide appropriate, enhanced disclosure in the Fund’s next post-effective amendment.

If you have any questions, please contact Emily Little at (614) 469-3264.

Very truly yours,

/s/Emily M. Little

Emily M. Little